UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: February 15, 2005                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   FEBRUARY 15, 2005

   DUE DILIGENCE SAMPLING WITHIN THE LA TRINI ADIT, MEXICO, CONFIRMS PREVIOUS
                                SAMPLING RESULTS

Vancouver, Canada - Tumi Resources Limited (the "Company") (TSXv - TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President, is pleased to report that on January 19, 2005 the Company announced an agreement for the acquisition of a 100% interest in the La Trini and Mololoa mineral properties. The La Trini and Mololoa properties are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

As part of the Company's due diligence procedures, the Company has undertaken a limited sampling program to confirm historic results. A Company consultant visited La Trini and collected wall channel samples from five separate areas within one of the main adits. The samples were taken as closely as possible to samples collected in 1983 for comparative purposes. The results received are shown in the Table below:

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          COMPARATIVE        NUMBER OF          WIDTH         *AU           *AG
AREA       SAMPLING           SAMPLES            (M)         (G/T)         (G/T)
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 1        Tumi Sampling          4               6.0          1.3           130
          1983 Sampling          3               6.0          1.4           107

 2        Tumi Sampling          1               1.5          1.6           255
          1983 sampling          1               1.5          5.0           395

 3        Tumi Sampling          1               1.35         8.0           440
          1983 sampling          1               1.5          5.0           235

 4        Tumi Sampling          1               1.1          2.8           223
          1983 Sampling          1               1.5          2.0           218

 5        Tumi Sampling          6               8.75         2.4           259
          1983 Sampling          5               7.5          0.9           250
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* Tumi samples were fire assayed by International Plasma Labs Ltd. in Vancouver,
  Canada.
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The  Company  is  encouraged  by these  results,  and  although  there  are some differences, they generally confirm the reliability of the old data. On closing the purchase agreement for Trini and Mololoa, the Company intends to map and sample the entire extent of the accessible workings at La Trini. The qualified person for the La Trini project, David Henstridge, a member of the Australian Institute of Mining and Metallurgy and a fellow of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM" (TM.V for quotes through yahoo.com), on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". The Company recognizes the importance of branding its name in the investment community and has an active public relations and market awareness program focused on North America and Europe. To accommodate the European financial markets, its website www.tumiresources.com has been translated into


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                                      -2-



German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration enabling Tumi to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

On behalf of the Board,                      COMPANY CONTACT:
                                             Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                         or email: mbermudez@chasemgt.com
---------------------------------            website: www.tumiresources.com
David Henstridge, President & CEO            INVESTOR INFORMATION CONTACT:
                                             Mining Interactive
                                             Nick L. Nicolaas at (604) 657-4058
                                             or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

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